SCHEDULE 13G

Amendment No.
Orthofix International NV
Common Stock
Cusip # N6748L102


Cusip # N6748L102
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	63,000
Item 6:	None
Item 7:	1,325,700
Item 8:	None
Item 9:	1,325,700
Item 11:	10.25%
Item 12:	HC




Cusip # N6748L102
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	1,325,700
Item 8:	None
Item 9:	1,325,700
Item 11:	10.25%
Item 12:	IN



Cusip # N6748L102
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	1,325,700
Item 8:	None
Item 9:	1,325,700
Item 11:	10.25%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Orthofix International NV

Item 1(b).	Name of Issuer's Principal Executive Offices:

		c/o Dewe Rogerson, Inc.
		850 Third Avenue, 20th Floor
		New York, NY  10022

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		N6748L102

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	1,325,700

	(b)	Percent of Class:
	10.25%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	63,000

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	1,325,700

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Orthofix International NV. The interest of one person, Fidelity Low-Priced Stock Fund, an investment company registered under the Investment Company Act of 1940, in the common stock of Orthofix International NV, amounted to 784,100 shares or 6.06% of the total outstanding common stock at December 31, 1997.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A, B, and C.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp.'s beneficial ownership of the common stock of Orthofix International NV at December 31, 1997 is true, complete and correct.


	January 10, 1998
Date



	/s/Eric D. Roiter
Signature



	Eric D. Roiter
Duly authorized under Power of
Attorney
dated December 30, 1997, by and
on behalf
of FMR Corp. and its direct and
indirect subsidiaries



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,267,500 shares or 9.80% of the common stock outstanding of Orthofix International NV ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940, and as a result of acting as sub-adviser to Fidelity American Special Situations Trust ("FASST").

	FASST is a unit trust established and authorized by the Department of Trade and Industry under the laws of England. The investment adviser of FASST is Fidelity Investment Services Limited, an English company and a subsidiary of Fidelity International Limited ("FIL").

	The ownership of one investment company, Fidelity Low-Priced Stock Fund, amounted to 784,100 shares or 6.06% of the common stock outstanding. Fidelity Low-Priced Stock Fund has its principal business office at 82 Devonshire
Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 1,262,700 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	FIL, FMR Corp., through its control of Fidelity, and FASST each has sole power to vote and to dispose of the 4,800 shares held by FASST.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 55,800 shares or 0.43% of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole voting and dispositive power over 55,800 shares of common stock owned by the institutional account(s) as reported above.

	Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson
3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail
P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

	Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies (the "International Funds") and certain institutional investors. Fidelity International Limited is the beneficial owner of 7,200 shares or 0.06% of the common stock outstanding of the Company, which includes 4,800 shares or 0.04% of the common stock outstanding of the Company owned by FASST. Additional information with respect to the beneficial ownership of Fidelity International Limited is shown on Exhibit B, page 10.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


	Pursuant to instructions in Item 7 of Schedule 13G, this Exhibit has been prepared to identify Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermudian joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature (FIL) and an investment adviser to various investment companies (the "International Funds") and certain institutional investors, as a beneficial owner of the 7,200 shares or 0.06% of the common stock outstanding of Orthofix International NV, which includes 4,800 shares or 0.04% of the common stock outstanding of the Company owned by FASST.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR Corp. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR Corp. FIL currently operates as an entity independent of FMR Corp. and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliated company of Fidelity, are non-U.S. entities.

	A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 39.89% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. Other than when one serves as a sub adviser to the other, their investment decisions are made independently, and their clients are generally different organizations.

	FMR Corp. and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR Corp. is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and FIL on a joint basis.

	FIL may continue to have the International Funds or other accounts purchase shares subject to a number of factors, including, among others, the availability of shares for sale at what FIL considers to be reasonable prices and other investment opportunities that may be available to the International Funds.

	FIL intends to review continuously the equity position of the International Funds and other accounts in the Company. Depending upon its future evaluations of the business and prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, FIL may determine to cease making additional purchases of shares or to increase or decrease the equity interest in the Company by acquiring additional shares, or by disposing of all or a portion of the shares.

	FIL does not have a present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to
Section 12(g)(4) of the 1934 Act.

	FIL has the sole power to vote and the sole power to dispose of 2,400 shares. FIL, FMR Corp., through its control of Fidelity, and FASST each has sole power to vote and to dispose of the 4,800 shares held by FASST.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on January 10, 1998, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Orthofix International NV at December 31, 1997.
	FMR Corp.
	By	/s/Eric D. Roiter
Eric D. Roiter
Duly authorized under Power of
Attorney dated December 30,
1997 by and on behalf of FMR
Corp. and its direct and
indirect subsidiaries
	Edward C. Johnson 3d
	By	/s/Eric D. Roiter
Eric D. Roiter
Duly authorized under Power of
Attorney dated December 30,
1997, by and on behalf of
Edward C. Johnson 3d
	Abigail P. Johnson
	By	/s/Eric D. Roiter
Eric D. Roiter
Duly authorized under Power of
Attorney dated December 30,
1997, by and on behalf of
Abigail P. Johnson
	Fidelity Management & Research Company
	By	/s/Eric D. Roiter
Eric D. Roiter
V.P. and General Counsel
	Fidelity Low-Priced Stock Fund
	By	/s/Eric D. Roiter
Eric D. Roiter
Secretary